Filed Pursuant to Rule 433

Registration Statement No. 333-168700

ISSUER FREE WRITING PROSPECTUS

Baltic Trading Limited

5,581,928 Shares of Common Stock

Pricing Term Sheet – May 22, 2013

Issuer:	Baltic Trading Limited

Symbol:	NYSE: BALT

Shares of the issuer’s common stock (“Shares”) offered:	5,581,928 shares

Underwriter’s Purchase Option:	837,289 shares

Price to public:	$3.60 per share

Proceeds, net of underwriting commission:	Approximately $19.0 million to the issuer, if underwriter’s purchase option is not exercised, or approximately $21.8 million, if underwriter’s purchase option is exercised in full

Class B Stock:

111,638 shares of the issuer’s Class B Stock to be issued to a wholly-owned subsidiary of Genco in accordance with its anti-dilution rights in respect of this offering, or 128,383 shares of Class B Stock if the underwriter’s purchase option is exercised in full

Trade date:	May 22, 2013

Closing date:	May 28, 2013

CUSIP:	Y0553W 103

Underwriting:	Sole Book-Running Manager Jefferies LLC

The issuer extended its existing charter for the Baltic Bear for a minimum duration through February 1, 2015 and a maximum duration through April 15, 2015.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and all supplements thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Jefferies LLC, Attention: Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022 (or by email to Prospectus_Department@Jefferies.com).